Mail Stop 3561

								            October 12,
2005

Mr. James M. Spiezio
Chief Financial Officer
Beacon Power Corporation
234 Ballardvale Street
Wilmington, Massachusetts 01887-1032

		RE:	Beacon Power Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-16171

Dear Mr. Spiezio:

	We have reviewed your responses in your letter dated
September
9, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


















Form 10-K for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

1. The audit report as filed does not comply with PCAOB Auditing Standard No. 1 and SEC Release 34-49707 issued May 14, 2004 and is
therefore unacceptable for filing with your Form 10-K.   You may
also
refer to the last sentence of the answer to question 2 of the PCAOB
Staff Questions and Answers issued June 30, 2004, available at www.pcaobus.org. Please amend your filing accordingly.

Item 9A.  Controls and Procedures

We have read your responses to prior comments 4 and 5 from our letter dated August 29, 2005. We believe that the requested revisions are material, as your management has certified that it has made conclusions on the effectiveness of disclosure controls and procedures, as defined by Exchange Act Rules 13a-15(e) and 15d-15(e).
Further, your conclusion on the effectiveness of disclosure controls and procedures must be clear and unambiguous. We do not believe your existing disclosure achieves this objective. Therefore, we re-issue the comments in their entirety.

2. We note the disclosure that your CEO and CFO "have concluded that the Company had in place on that date [December 31, 2004] controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." It is not clear whether or not management has made any conclusions on the effectiveness of the controls. Please revise disclosures in an amended Form 10-K to state explicitly if the actual controls and procedures were effective or not. See Item 308(a)(3) of Regulation S-K and paragraph 4(c) of your exhibits 31.1 and 31.2.

3. Your principal executive and financial officers have only concluded that your disclosure controls and procedures were effective in "enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the required time period." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company`s reports filed or submitted under the Act" and were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See the definition of disclosure controls and procedures at the Exchange Act
Rule 13a-15(e). Please also revise the Forms 10-Q for the quarters ended March 31 and June 30, 2005.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. James M. Spiezio
Beacon Power Corporation
October 12, 2005
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